March 11, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Europa Acquisition VI, Inc. File No. 000-54215
 Europa Acquisition VII, Inc. File No. 000-54216
 Europa Acquisition VIII, Inc. File No. 000-54217

Dear Ms. Long:

We represent Europa Acquisition VI-VIII, Inc. (“Europa” or, the “Company,” “we,” “us,” or “our”).  By letter dated March 8, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statements (the “Registration Statements”) on Form 10 filed on December 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.        We note your response to comment one in our letter dated February 18, 2011. Please file the response letters dated January 21, 2011, February 10, 2010, as correspondence on EDGAR for Europa Acquisition VII, Inc. and Europa Acquisition VII, Inc.  In this regard, we note these two response letters have been filed as correspondence on EDGAR only for Euorpa Acquisition VI, Inc.

Response:	The Company will file the response letters dated January 21, 2011, February 10, 2010, as correspondence on EDGAR for Europa Acquisition VII, Inc. and Europa Acquisition VII, Inc.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

2.     We note your response to comment two of our letter dated February 18, 2011. However, the description you provide of Mr. Reichard’s verbal agreement appears to conflict with your disclosure in the second paragraph of this section.  In the second paragraph, you state that “the Company does not intend to engage in any types of business activities that may provide cash flow for investigating and analyzing business combinations.”  Your description of the verbal agreement with Mr. Reichard states that Mr. Reichard has agreed to provide funding until you are “engaged in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations.”  In the same paragraph you state, “At such time that we have the ability to cover the costs of investigating and analyzing business combinations with cash flow from the operations, Mr. Reichard will no longer be obligated to cover such costs.”  Please revise your disclosure to accurately discuss when Mr. Reichard will no longer be obligated to provide funding since you have clearly stated that you do not intend to engage in these kinds of business activities.

Response:	The Company has revised the disclosure to accurately discuss when Mr. Reichard will no longer be obligated to provide funding.

The Company acknowledges that:

·             the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Peter Reichard
President